

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2020

E. Thomas Layton
Chief Executive Officer
Lux Amber, Corp.
145 Rose Lane, Suite 102
Frisco, TX 75036

      Re: Lux Amber, Corp.
          Current Report on Form 8-K
          Filed April 1, 2020
          File No. 333-225545

Dear Mr. Layton:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Manufacturing